Exhibit 12.1
ZELTIQ Aesthetics, Inc.
Ratio of Earnings to Fixed Charges
The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.
(In thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings (loss), calculated as follows:
Income (loss) from continuing operations before income taxes	$(19,165)	$(30,002)	$(9,555)	$(13,533)	$(17,644)
Add: Fixed charges	450	396	410	720	735
Total adjusted earnings	(18,715)	(29,606)	(9,145)	(12,813)	(16,909)
Fixed Charges, calculated as follows:
Interest expensed	$—	$2	$72	$449	$467
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	49	49	39
Estimate of interest within rental expense (1)	450	394	289	222	229
Total fixed charges	$450	$396	$410	$720	$735
Deficiency of Earnings to Cover Fixed Charges	$19,165	$30,002	$9,555	$13,533	$17,644

(1) Interest component of rental expense is estimated to equal 1/3 of all such expense, which management believes is a reasonable approximation of the interest factor.